UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 7, 2007

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02 RESULTS OF OPERATION AND FINANCIAL CONDITION

On August 7, 2007, Heritage Commerce Corp issued a press release announcing preliminary results for the second quarter ended June 30, 2007. A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

ITEM 8.01 OTHER EVENTS

On August 7, 2007, Heritage Commerce Corp issued a press release announcing the Board of Directors has declared a $0.06 per share quarterly cash dividend. The dividend will be paid on September 10, 2007, to shareholders of record on August 16, 2007. A copy of the press release is attached as Exhibit 99.2 to this Current Report and is incorporated herein by reference.

On July 26, 2007, the Company's Board of directors authorized the purchase of up to $30 million of its common stock over the next two years, which represents approximately 1.48 million shares, or 11% (based on current market prices). The Company intends to finance the purchase using its available cash. Shares may be repurchased by the Company in open market purchases or in privately negotiated transactions as permitted under applicable rules and regulations. The repurchase program may be modified, suspended or terminated by the Board at any time without notice. The extent to which the Company repurchases its shares and the timing of such repurchases will depend upon market conditions and other corporate considerations. A copy of the press release is attached as Exhibit 99.3 to this Current Report and is incorporated herein by reference.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(D) Exhibits.

99.1 Press Release, dated August 7, 2007, entitled "Heritage Commerce Corp Earns $4 Million First Quarter 2007"
99.2 Press Release, dated August 7, 2007, entitled "Heritage Commerce Corp Declares Quarterly Cash Dividend of $0.06 Per Share"
99.3 Press Release, dated August 7, 2007, entitled "Heritage Commerce Corp's Board of Directors Approve Stock Repurchase Plan"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 7, 2007

Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

By: /s/ Walter T. Kaczmarek
Name: Walter T. Kaczmarek
President and Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT NO.   DESCRIPTION

99.1   Press Release, dated August 7, 2007, entitled "Heritage Commerce Corp Earns $4 Million First Quarter 2007"

99.2   Press Release, dated August 7, 2007, entitled "Heritage Commerce Corp Declares Quarterly Cash Dividend of $0.06 Per Share"

99.3   Press Release, dated August 7, 2007, entitled "Heritage Commerce Corp's Board of Directors Approve Stock Repurchase Plan"